Exhibit 12.1

MOHEGAN TRIBAL GAMING AUTHORITY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,									For the Nine Months Ended June 30,
	2003		2002		2001		2000	1999		2004	2003
Income (loss) from continuing operations	$95,685		$100,032		$214,532		$146,608	$(38,108)		$93,636	$65,100
Amortization of capitalized interest	4,059		2,730		757		757	757		2,974	3,044
Fixed charges	120,939		127,378		93,476		74,926	81,417		83,062	92,630
Capitalized interest	—		(12,353)		(40,715)		(9,880)	(534)		—	—

Earnings	$220,683		$217,787		$268,050		$212,411	$43,532		$179,672	$160,774

Interest expense on debt	$79,799	(A)	$71,287	(A)	$11,754	(A)	$37,799	$55,595		$55,222	$61,959	(A)
Capitalized interest	—		12,353		40,715		9,880	534		—	—
Accretion of discount to the relinquishment liability	33,592		36,333		35,833		23,053	22,014		22,455	25,194
Amortization of debt issuance costs	6,687		6,602		4,536		3,225	2,313		4,854	4,847
Interest portion of rental expense (B)	861		803		638		969	961		531	630

Total fixed charges	$120,939		$127,378		$93,476		$74,926	$81,417		$83,062	$92,630

Ratio of earnings to fixed charges	1.82		1.71		2.87		2.83	—	(C)	2.16	1.74

(A)	Interest expense on debt excludes as a fixed charge the effects of changes in fair value of derivative instruments of ($3.0) million, ($1.3) million and $4.1 million for the fiscal years ended September 30, 2003, 2002, and 2001, respectively, and ($3.0) million for the nine months ended June 30, 2003.
(B)	A factor of 10% was used to calculate interest portion of rental expense, which we believe to be a reasonable approximation.
(C)	For the fiscal year ended September 30, 1999, earnings were inadequate to cover fixed charges. The deficiency of earnings available to cover fixed charges was $37.9 million.